Filed pursuant to Rule 424(b)(4)
                                        Registration No. 33-48437



     P R O S P E C T U S








                                    COMPUMED, INC.


                            960,000 SHARES OF COMMON STOCK
                                   ($.01 PAR VALUE)

          This Prospectus relates to the offering by CompuMed, Inc., a Delaware corporation (the "Company"), of 800,000 shares of its Common Stock, $.01 par value per share ("Common Stock"), issuable upon exercise of outstanding common stock purchase warrants (the "Warrants"). The Warrants were issued in connection with the Company's public offering in August 1992 of 8,000,000 Units (the "Units"), each Unit consisting of one share of Common Stock and one Warrant. As a result of a one for ten reverse stock split effected in October 1994 (the "Reverse Stock Split"), a Warrantholder must exercise ten Warrants in order to purchase one share of Common Stock of the Company at an aggregate exercise price of $3.75. The Warrants expire on August 2, 1997. The Warrants are presently redeemable by the Company upon 30 days prior written notice at a redemption price of $.05 per Warrant.

          This Prospectus also relates to 160,000 shares of Common Stock which may be offered for sale from time to time for the account of Paulson Investment Company, Inc. ("Paulson") which may be issued upon full exercise of 800,000 Representative's Warrants granted to Paulson in its capacity as representative of several underwriters in the Company's August 1992 public offering (the "Representative's Warrants"). As a result of the Reverse Stock Split, the Representative must exercise ten Representative's Warrants at an aggregate exercise price of $3.00 in order to obtain a unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $3.75. The Representative's Warrants are currently exercisable and expire on August 2, 1997.

          The Company's Common Stock and the Warrants are quoted on the Nasdaq Small Cap Market under the symbols CMPD and CMPDW, respectively. On February 12, 1996, the closing bid and asked prices were $2.94 and $3.06 per share of Common Stock and $.16 and $.19 per Warrant. The Company will receive proceeds from the exercise of the Warrants and the Representative's Warrants, but not from the sale of the underlying Common Stock.

          AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" ON PAGES 4 THROUGH 8 HEREOF.

                                ----------------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is February 13, 1996.

                                AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information can be inspected and copied at the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

          This Prospectus constitutes a part of a Registration Statement filed by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the offering. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The Company's Common Stock is quoted on the Nasdaq Small Cap Market, and such reports and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the SEC are incorporated by reference in this Prospectus:

          1. Annual Report on Form 10-KSB for the fiscal year ended September 30, 1995;

          2. Current Reports on Form 8-K for events of September 27, 1995, October 18, 1995, October 24, 1995, November 29, 1995 and January 2, 1996; and

          3. Proxy Statement for Annual Meeting of Stockholders, dated January 29, 1996.

          All documents filed by the Company with the SEC pursuant to Section 13 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference in this Prospectus other than the exhibits thereto. Requests for such copies should be directed to CompuMed, Inc. at 1230 Rosecrans Avenue, Suite 1000, Manhattan Beach, California 90266, Attn: DeVere B. Pollom, Chief Financial Officer, telephone (310) 643-5106.

                                     THE COMPANY

          The Company is a medical systems company engaged primarily in the application of computer technology to medicine. The main aspects of the Company's business are (i) the licensing of its proprietary technology in the OsteoGram(R), a bone density test that was developed by the Company as a means of aiding physicians in diagnosing and monitoring osteoporosis,
     (ii) the computer interpretation of electrocardiograms ("ECGs"), (iii) the TeleCor Services Division ("TeleCor"), which is engaged in transtelephonic cardiac event monitoring, and (iv) the development of Detoxahol[TM], a substance and delivery technology intended to facilitate the rapid lowering of blood alcohol levels from people who have been drinking alcohol. The industrial park complex, which was owned and managed by the Company's wholly owned subsidiary is presently being sold in connection with certain foreclosure proceedings arising from defaults by such subsidiary under certain deeds of trust secured by such property. See "BUSINESS INDUSTRIAL PROPERTY IRSCO DEVELOPMENT COMPANY, INC." In September 1995, the Company entered into a Technology License Agreement (the "Merck License Agreement"), with Merck & Co., Inc. ("Merck"), pursuant to which the Company has licensed its proprietary technology in the OsteoGram(R) to Merck and has sold to Merck certain assets used in conducting and analyzing OsteoGrams(R) (such assets together with the proprietary technology are hereinafter referred to as the "OsteoSystem"). Management expects its near-term growth to come from the royalties obtained pursuant to the Merck License Agreement.

                                  PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by the more detailed information and consolidated financial statements incorporated by reference herein.

     THE OFFERING

     Common Stock Outstanding  . . . .       8,408,166 shares as of February 1,
                                             1996; 9,215,356 shares upon
                                             completion of the offering (1)

     Use of Proceeds . . . . . . . . .       Marketing, sales and distribution,
                                             research and development expenses
                                             and for working capital.  See "Use
                                             of Proceeds."

     Terms of Warrants . . . . . . . .       As a result of the Reverse Stock
                                             Split, a warrantholder must
                                             exercise ten Warrants at an
                                             aggregate exercise price of $3.75
                                             to purchase one share of Common
                                             Stock.  The Warrants expire on
                                             August 2, 1997.

     Rights of Redemption  . . . . . .       The Warrants are presently
                                             redeemable by the Company upon 30
                                             days prior written notice at a
                                             redemption price of $.05 per
                                             Warrant.

     Terms of Representative's Warrants
                                             As a result of the Reverse Stock
                                             Split, the Representative must
                                             exercise ten Representative's
                                             Warrants at an aggregate exercise
                                             price of $3.00 in order to obtain a
                                             unit consisting of one share of
                                             common stock and one warrant to
                                             purchase one share of common stock
                                             at an exercise price of $3.75.

     Risk Factors  . . . . . . . . . .       Exercise of the Warrants involves a
                                             high degree of risk and substantial
                                             dilution.  See "Risk Factors."

     Nasdaq Symbols  . . . . . . . . .       Common Stock CMPD
                                             Warrants CMPDW

          (1) Includes 647,190 shares issuable upon exercise of Warrants (152,810 shares were previously issued) and 160,000 shares issuable upon exercise of the Representative's Warrants. Does not include an aggregate of 1,625,032 shares reserved for issuance upon exercise of other outstanding warrants and options to purchase shares of the Company's Common Stock, and 527,530 shares underlying convertible preferred stock.

                                     RISK FACTORS

          The shares of Common Stock issuable upon exercise of the Warrants and the Representative's Warrants involve a high degree of risk and, therefore, should be considered extremely speculative. They should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective investors should consider carefully among other risk factors, the risk factors and other special considerations relating to the Company and this offering set forth below.

     FINANCIAL RISKS

          History of Losses. The Company's operations incurred net losses of $3,390,000 in 1995, $3,864,000 in 1994 and $2,202,000 in 1993. The
     Company's retained deficit at September 30, 1995 was $19,520,000. The Company anticipates further losses until a significant market for the OsteoGram(R) is developed and the Company begins to receive royalties from the licensing of the OsteoSystem pursuant to the Merck License Agreement. Although revenues for the quarter ended December 31, 1995 were comparable to revenues for the quarter ended December 31, 1994, the Company incurred a larger loss in the first quarter of 1996 than in the first quarter of 1995 due in part to increased research and development costs and expenses related to certain securities class action complaints and a derivative complaint filed against the Company. Future operating results could be further impaired by such costs and expenses and by development efforts and associated expenses in connection with the creation of a second generation OsteoSystem and the Company's rights to Detoxahol[TM].

          No Assurance of Future Sources of Capital to Support and Grow Business. The Company will require capital to finance its continued investment in research and development of Detoxahol[TM] and a second generation OsteoSystem and to support and grow its existing ECG systems and TeleCor businesses. Although the Company has sufficient capital to fund these activities for at least the next 24 months as the result of the private placement in August 1995 of 1,236,000 shares of its Common Stock for $5.1 million (See "MARKET RISKS Shares Eligible for Future Sale"), inasmuch as it expects to incur additional operating losses, there can be no assurance that the Company will have adequate working capital to fund all of these activities thereafter. Presently, no additional capital is actively being sought.

     BUSINESS AND REGULATORY RISKS

          Lack of Acceptance of the OsteoGram(R). Management expects a significant portion of the Company's future revenues to come from royalties under the Merck License Agreement. The Merck License Agreement grants Merck the exclusive right to market and sell the OsteoGram(R), including complete control over the operation of, marketing and sales for, the OsteoGram(R). Royalties receivable by the Company pursuant to the Merck License Agreement are dependent on OsteoGram(R) sales volume. Merck is not obligated to pay the Company any minimum amount of royalties. The existence of the OsteoGram(R) for testing bone mass is currently at an early stage in market development and is not widely recognized by the medical profession and the public. Although management believes that the introduction of drugs like Merck's Fosamax[TM] into the market will increase the public's awareness of the OsteoGram(R), education of the medical profession and public of the OsteoGram(R)'s effectiveness, low cost, ease of use, and lack of any need for specialized capital equipment to administer the test remains vital to the success of the OsteoGram(R).
     In addition, other obstacles such as competition with other companies that are better known and financed than the Company, could impede the OsteoGram(R)'s success. In fact, Merck has entered into licensing or collaborative arrangements with certain of the Company's competitors and has acquired an equity interest in at least one of the Company's competitors, although the systems of such competitors differ materially in cost or performance from the OsteoGram(R). Such arrangements could affect sales by Merck of the Osteogram(R) as the Merck License Agreement does not provide for minimum royalties to the Company. There is no assurance that any of these approaches will be successful to develop a profitable market for the OsteoGram(R) or that Merck will be able to successfully market the OsteoGram(R) or that the Company will derive substantial royalties from the Merck License Agreement.

          Technological and Market Uncertainty for Detoxahol[TM]. Significant further research and development, including clinical testing, as well as obtaining necessary regulatory clearances, are required before the Company can produce a marketable Detoxahol[TM] product. To date, only one series of animal studies relating to the conceptual feasibility of Detoxahol[TM] has been completed. There can be no assurance that the Company's research and development efforts will be successful or that any potential Detoxahol[TM] product ultimately produced will prove to be safe and effective in further pre-clinical or clinical trials. Moreover, even if a potential Detoxahol[TM] product is eventually approved for marketing, there can be no assurance that it can be marketed successfully. The Company may encounter unanticipated problems relating to requisite Food and Drug Administration (the "FDA") clearance, development, manufacturing, distribution or marketing, some of which may be beyond the financial and technical abilities of the Company to resolve. The failure to adequately address such problems could have a material adverse effect on the Company. Finally, there can be no assurance that any potential Detoxahol[TM] product will not be rendered obsolete by competitors' products or that competitors' products will not significantly limit the potential market for any products the Company produces in the future. See "RISK FACTORS BUSINESS AND REGULATORY RISKS Competition" and "Government Regulation."

          FDA Regulation. The Company's medical devices, medical services and potential pharmaceutical products are subject to varying degrees of FDA regulation. The FDA Office of Medical Devices regulates the safety and efficacy of "medical devices." All medical devices and their components are subject to certain general controls, including compliance with specified manufacturing practices. Manufacturers are required to provide the FDA with advance notice of their intention to introduce and market new medical devices and demonstrate such devices' safety and efficacy to the FDA's satisfaction prior to commencement of their commercial use.

          In December 1993, the FDA issued a "Warning Letter" to the Company relating to the OsteoGram(R) (the "Warning Letter"). The Warning Letter primarily concerned two areas. One concern of the FDA was labeling. The FDA has required all companies involved in the measurement of bone density to eliminate from their advertising reference that such measurements can "detect osteoporosis." In order to comply with this FDA requirement, the Company has removed the reference to "detection of osteoporosis" from all of its advertising literature. The second concern of the FDA was the Company's lack of documentation relating to an exemption for the Company from the 510-K filing requirements. The OsteoGram(R) was in use prior to 1976 when the 510-K regulations were established and thus the Company believes that the OsteoGram(R) is "grand-fathered" in without having to file under 510-K. In addition, the Company considers the OsteoGram(R) to be a medical service, which in the opinion of management and the Company's consultants is not subject to the requirements of 510-K. The Company and Merck have recently provided additional information in support of their position to the FDA, and management expects that the Company and Merck will be able to resolve FDA concerns. In the event that the FDA ultimately determines that the OsteoGram(R) requires a 510-K filing, such filing would be made. The Company estimates that the 510-K filing process would take approximately one year comprising the following stages: (i) approximately four months to draft documents to be submitted to the FDA and to prepare exhibits, (ii) approximately another four months before obtaining a preliminary response from the FDA and (iii) about four months from the receipt of the preliminary response until the filing is completed. There is, however, no assurance that the Company and Merck will be able to resolve FDA concerns or that there will not be future FDA concerns having an adverse effect on revenues the Company receives from Merck on OsteoGram(R) sales.

          Prior to marketing any prescription or over-the-counter potential Detoxahol[TM] product that is eventually developed by the Company, such prescription or potential product must undergo an extensive regulatory clearance process conducted by the FDA and comparable agencies in other countries. This process, which generally includes a review of preclinical and clinical testing and confirmation by the FDA that Good Laboratory Practices established by the FDA and Good Clinical Practices were maintained during testing, can take many years and require the expenditure of substantial resources. The Company is dependent on the laboratory and medical institutions that will conduct its preclinical and clinical testing to maintain both Good Laboratory Practices and Good Clinical Practices. Data obtained from preclinical and clinical testing are subject to varying interpretations that can result in delays in the regulatory clearance process or limitations on, or even prevention of, regulatory clearance. In addition, delays or rejections may be encountered as a result of changes in regulatory review policies during the period of development and regulatory review of an Investigational New Drug Application ("IND").

          There can be no assurance that the Company will continue to develop its Detoxahol[TM] technology or that if any Detoxahol[TM] product is ultimately developed by the Company, such product will be cleared by the appropriate regulatory agencies. In the pharmaceutical industry, only a small percentage of the new products for which INDs are submitted to the FDA to commence human testing ultimately are cleared for marketing. Moreover, regulatory clearances may result in restrictions on the indicated uses for which a product may be marketed. Any significant delays in obtaining regulatory clearances or limitations imposed on indicated uses could result in the Company incurring substantial additional expenditures or in diminishing any competitive advantage that the Company's potential products might otherwise enjoy.

          If clearance is obtained to proceed to clinical trials pursuant to the IND, Phases 1 through 3 clinical trials are performed. If Phases 1 through 3 are successfully completed, the data from these trials is collected into a New Drug Application ("NDA"), which is filed with the FDA in an effort to obtain marketing clearance. The FDA reported industry average for intervals between filing of an IND and submission of an NDA is about five years and about two years between NDA filing and FDA clearance. If a drug is designated for fast track clearance the process may be shorter. Since pre-clinical testing of Detoxahol[TM] has not yet commenced, the Company is unable to estimate when it would file an IND with respect to Detoxahol[TM], assuming the Company decides to continue to develop Detoxahol[TM].

          Even if regulatory marketing clearances are obtained, a marketed product and its manufacturer are subject to continual review. Subsequent discovery of previously unknown problems with a product or its manufacture may result in restrictions on such product or manufacture, including withdrawal of such product from the market. Any manufacturing or labeling change made by the Company to any product approved for marketing would also be subject to regulatory review. See "BUSINESS Government Regulation".

          Medical Reimbursement Program. Currently, the OsteoGram(R), ECG services and TeleCor are approved for reimbursement by Medicare and most other third party payors. Most payments for these services are made by the medical insurance carrier of the patients. Congress and President Clinton are presently at an impasse over Congress' long-term budget bill. The bill contains provisions which seek to limit Medicare. If such provisions remain in the bill when and if it becomes law, then such legislation would likely limit the total number of Medicare recipients and thereby limit the ability of physicians to recover costs of Osteogram(R) tests and ECG or TeleCor services. Should Medicare reimbursement programs be significantly reduced or should other regulatory changes affect the ability of physicians or the Company (or Merck in the case of the OsteoGram(R)) to recover the cost of OsteoGram(R) tests, ECG services or TeleCor services, the Company's ability to market and sell its products would be adversely affected.

          Lack of Patent Protection. The Company has licensed its proprietary technology in the OsteoGram(R) to Merck in reliance on trade secret protection for the OsteoGram(R) and considers the software to process the OsteoGram(R) to be proprietary. However, such protection may not necessarily preclude competitors from developing products which can be marketed in competition with the OsteoGram(R). The Company intends to file for patents as improvements are made to the OsteoSystem or as the second generation OsteoSystem is developed. See "BUSINESS THE OSTEOGRAM(R) Merck License Agreement" for a description of certain rights of first refusal held by Merck in connection with the development and ultimate licensing of a second generation OsteoSystem. There can be no assurance that patent applications, if filed, will result in issued patents or that patents, if issued will not be circumvented or invalidated. Moreover, there is no assurance that the Company is not infringing the patents of third parties.

          In June 1995, a patent application was filed on behalf of the Company covering the technology underlying Detoxahol[TM]. There can be no assurance that such patent application will be approved, that the Company can develop or acquire Detoxahol[TM] products or methods of use that are patentable, or even if patents are issued that they will result in any competitive advantage to any Detoxahol[TM] products ultimately created by the Company or will not be challenged by third parties, or that patents issued to others will not adversely affect the development or commercialization of the Company's potential Detoxahol[TM] products. In addition, to the extent that the Company develops uses of Detoxahol[TM] in combination with other products, if such products are covered by third-party patents, the Company could be required to obtain licenses from the owners of such patents in order to market such combination products.

          Competition. The primary businesses in which the Company engages, testing for bone density and sales and processing of ECGs, is highly
     competitive.   There are other companies with substantially greater market recognition and financial and development resources than those of the Company which are engaged in the marketing of products similar to and which compete with the OsteoGram(R) and the Company's ECG terminals. Many radiology centers (in hospitals and free standing) also consider themselves competitors of the Company, because of their capital investments in expensive bone scanning equipment. In addition, and particularly in regard to the OsteoGram(R), physicians and other prominent members of the medical community frequently are reluctant to accept new products until their contribution to health care has been established over an extended period of time. To the extent the medical community is slow to accept the use of the OsteoGram(R), any revenues receivable by the Company pursuant to the Merck License Agreement may be impeded. In addition, there is no assurance that other companies with competing technologies will not be approved for reimbursement by Medicare and/or private insurance carriers.

          New Products and Technological Change. The Company is in the "high tech" end of the health care industry. This industry has been historically marked by very rapid technological change and frequent introductions of new products. Accordingly, the Company's future growth and profitability depend in part on its ability to continue to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. There is no assurance that the Company will be able to do so.

          Dependence on Third Parties for Manufacturing, Marketing and Research. The Company currently has no capability to manufacture or market potential Detoxahol[TM] products that may be developed or certain apparatus used in connection with the OsteoSystem, ECG services or TeleCor services. The Company has entered into arrangements for the manufacture of certain apparatus used in connection with the OsteoSystem, ECG services and TeleCor services. The Company intends to seek license agreements with pharmaceutical companies for the manufacture and marketing of any potential Detoxahol[TM] products. In addition, the Company does not have the capacity to conduct the preclinical and clinical testing of Detoxahol[TM] and other research required in connection with the development of Detoxahol[TM] and accordingly has entered into an arrangement with the University of Georgia for the preclinical and clinical testing and the continued research and development of Detoxahol[TM]. The Company will be dependent on these and other third parties for the manufacture of its products for clinical testing and commercial purposes, for the marketing of these products and for research capacity, as the case may be.

          The Company has not yet entered into any discussions with third parties for manufacturing and marketing of potential Detoxahol[TM] products. In addition, there can be no assurance that the Company will be able to enter into commercial manufacturing or marketing agreements for any of these products or that the terms of any such agreements will be attractive to the Company.

          In the event that the Company is unable to obtain or retain third party manufacturers, it may not be able to commercialize its products as planned. Clearance of the Company's products for marketing outside the United States and Canada may be dependent on the consummation of manufacturing and marketing agreements with licensees or partners. The Company's dependence upon third parties for the manufacture and marketing of its products also may adversely affect the amount of any future profit to the Company from the marketing of its products.

          Products Liability Exposure. The malfunction or misuse of the medical devices assembled and sold and services rendered by the Company may result in potential injury to physicians' patients, thereby subjecting the Company to possible liability. Although the Company's insurance coverage is $3,000,000 per occurrence and $3,000,000 in the aggregate with a deductible of $1,000, which amounts and deductibles are customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. Furthermore, there can be no assurance that this coverage will continue to be available or, if available, that it can be maintained at reasonable cost. To date, the Company has never been involved in any litigation as a result of alleged product liability.

          Professional Liability Exposure. The Company's current liability insurance policy does not cover losses due to misinterpreted physician overreads of ECG or TeleCor printouts. Medical professional liability claims which may be brought against the Company for physician overreads could have a material adverse effect on the Company's business, financial condition or operating results. Since commencing its ECG and TeleCor services, no medical professional liability claims have been made against either physicians who perform overreads for the Company or the Company.

          Irsco Default. The Board of Directors of the Company's wholly-owned subsidiary, Irsco Development Company, Inc., a California corporation ("Irsco"), has determined that it is in Irsco's best interests to allow Irsco's industrial park (the "Irsco Property") to be sold in foreclosure proceedings instituted by the holders of certain deeds of trust in November 1995. The holders of the deeds of trust do not have any recourse beyond the Irsco Property. At the end of fiscal year 1995, based on impairment indicators, the Company recorded a write-down on the Irsco Property of $1.5 million to reduce the carrying value of such property to net realizable value. The Company may have to record additional write-downs in connection with the foreclosure and sale of the Irsco Property.

          Securities Litigation. In October through November 1995, several class action and one derivative complaint (collectively, the "Complaints") were filed against the Company on behalf of persons who purchased Common Stock during various time periods spanning from June 27, 1995 through October 20, 1995 with the exception of the derivative complaint which is brought derivatively on behalf of the Company. The Complaints allege violations of federal securities laws and relate to the nature and extent of the disclosure of certain caps on the royalties receivable by the Company under the terms of the Merck License Agreement. The litigation is in the early stages of discovery. The Complaints allege damages in an unspecified amount together with costs and fees. The Company denies the allegations and contends that the lawsuit has no merit. The Company cannot predict what effect a certified judgment in favor of the plaintiffs would have on the Company's financial condition. See "BUSINESS - LEGAL PROCEEDINGS".

     MARKET RISKS

          Securities Market Volatility. There have been periods of extreme volatility in the stock markets, which in many cases were unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. The Company's Common Stock has recently been traded at a high volume and the bid and asked prices for its Common Stock have increased significantly as a result of such volume. General market price declines or market volatility or factors related to the general economy or the Company in the future could adversely affect the price of the Common Stock. Investors should check market prices before making an investment decision with respect to securities of the Company.

          Dilution. The exercise price of $3.75 per share is in excess of net tangible book value, which was $.55 per share on December 31, 1995. Warrantholders who exercise the Warrants would absorb immediate dilution in the net tangible book value per share underlying the Warrants.

          Shares Eligible for Future Sale. An aggregate of 9,742,886 shares of the Company's Common Stock will be outstanding immediately, assuming conversion of outstanding shares of Class A and Class B Preferred Stock, the exercise of the Warrants and the full exercise of the Representative's Warrants, but excluding shares underlying options and other warrants. The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital when needed through the sale of its equity securities. In addition, an aggregate of 1,236,000 shares were issued in August 1995 to certain accredited investors and finders for an aggregate of $5.1 million pursuant to exemptions from registration under the Securities Act (the "Placement"). Pursuant to the Stock Purchase agreement among the parties to the Placement, the Company must prepare and file an appropriate registration statement covering the shares issued in the Placement in February 1996 and use its best efforts to cause such registration statement to become effective. Alternatively, if the Company at any time prior to such date proposes to register any other shares of its Common Stock under the Securities Act (other than registrations (i) solely for the registration of shares in connection with an employee benefit plan or a merger or consolidation or (ii) for the registration of Common Stock underlying warrants or other rights issued and outstanding), whether or not for sale of its own account, the holders of the shares issued in the Placement have the right, upon written request of any such holder made within thirty days after the receipt of notice from the Company of its intention to file such a registration statement, to cause the Company to use its best efforts to effect the registration under the Securities Act of all shares which the Company has been so requested to register. The Company must bear the entire cost of the registration of the shares issued in the Placement and upon request, must qualify such shares for sale in such jurisdictions as requested by the holders thereof.

          Effect of Exercise of the Warrants. Holders of the Warrants might be expected to exercise at a time when the market price of the Company's Common Stock is in excess of the exercise price under the terms of the Warrants, with a resulting dilution of the interest of stockholders. In the event the Warrants are exercised, any sales of the shares so acquired might depress the then current market price of the Common Stock. In addition, the Warrants could serve as an impediment to the Company's ability to raise capital based on a sale of equity on terms more favorable than those of the Warrants.

          Warrants Redeemable. The Warrants may be redeemed by the Company in whole or in part at any time at the Company's option upon 30 days prior written notice at the price of $.05 per Warrant, so long as there is a current prospectus in effect. Although a Warrantholder may have the right to exercise his Warrants through the date of redemption, he may not be able to exercise because of lack of funds at the time of redemption. Further, the Warrants will have no value other than the redemption price upon the close of business on the date of redemption. See "DESCRIPTION OF SECURITIES WARRANTS" for a summary of the material terms of the Warrants and Representative's Warrants.

                                       BUSINESS

     GENERAL

          The Company is a medical systems company engaged primarily in the application of computer technology to medicine. The main aspects of the Company's business are (i) the licensing of its proprietary technology in the OsteoGram(R), a bone density test that was developed by the Company as a means of aiding physicians in diagnosing and monitoring osteoporosis,
     (ii) the computer interpretation of ECGs, (iii) TeleCor, which is engaged in transtelephonic cardiac event monitoring, and (iv) the development of Detoxahol[TM], a substance and delivery technology intended to facilitate the rapid lowering of blood alcohol levels of people who have consumed alcohol. The Company was incorporated in the State of Delaware on July 21, 1986.

     THE OSTEOGRAM(R)

          The OsteoGram(R) is a bone density test developed by the Company which involves taking a standard hand X-ray with an aluminum alloy calibration wedge in the field of view utilizing existing and widely available standard X-ray equipment. Physicians utilizing the OsteoGram(R) X-ray the patient's hand and then the developed film is analyzed by Merck with proprietary software to accurately determine bone density, using the calibration wedge to adjust for any differences among X-ray equipment, exposures, types of film and development. An OsteoGram(R) report is then delivered to the patient's physician.

          The scientific name for the testing technique utilized by the OsteoGram(R) is radiographic absorptiometry. It is capable of detecting changes in bone mineral density as small as approximately 1.5%. Since 1985, the OsteoGram(R) has been cleared for reimbursement by Medicare. To the best of the Company's knowledge, the OsteoGram(R) is the only bone density test that can be performed without any specialized medical equipment. The OsteoGram(R) can be taken using an OsteoGram(R) Starter Kit with standard X-ray equipment which could be found at any of an estimated 100,000 locations in the U.S., including hospitals, clinics and doctors' offices. The OsteoGram(R) Starter Kit includes a proprietary aluminum alloy calibration wedge, instructions, billing information, and pre-addressed envelopes for mailing developed X-rays of the hand to a Merck facility for scanning and computer analysis. See "BUSINESS THE OSTEOGRAM(R) Merck License Agreement".

     MERCK LICENSE AGREEMENT

          On September 22, 1995, the Company entered into the Merck License Agreement with Merck, effective September 27, 1995, pursuant to which Merck has been granted a perpetual, exclusive license of the OsteoSystem. The Company understands that Merck will offer the OsteoGram(R) and related services to physicians on a per-test basis. The Company will receive a royalty payment from Merck for each OsteoGram(R) test sold by Merck to a physician during the years 1996 through 2000 at which time royalties shall cease. The royalties will escalate from $2 to $4 per test over that period. The royalty payments are not capped for years 1996 through 1998, but they are subject to a cap in 1999 equal to the lesser of ten percent of Merck's total collected revenues for that year or $3 million and a cap in year 2000 equal to the lesser of ten percent of Merck's total collected revenues for that year or $4 million. The Company is not entitled to a minimum royalty payment. Since the Merck License Agreement provides Merck with full control over the operation of, marketing and sales for, the OsteoSystem, the Company does not have a basis to adequately estimate the amount of revenues that it will receive as royalties over the term of the Merck License Agreement. Merck has the right to terminate the Merck License Agreement at any time without cause.

              The Company received a $250,000 payment upon entering into the Merck License Agreement as a one-time fee plus an amount equal to the book value of certain OsteoSystem-related equipment sold to Merck, including computer equipment, office equipment and high-tech imaging equipment, subject to a $175,000 limit. Merck is required to spend $750,000 (including expenditures made by Merck prior to entering into the Merck License Agreement) over the first three years of the Merck License Agreement for product development, regulatory compliance and clinical studies in connection with the OsteoSystem; provided, however, that none of such expenditures need be made with the Company and the Company is required to pay Merck the sum of $250,000 for the first year of the Merck License Agreement as a contribution toward Merck's costs and expenses incurred in marketing and marketing support for the OsteoSystem. The Company is not required by the Merck License Agreement to invest in excess of its $250,000 commitment during the first year of the Merck License Agreement.

          The Company has retained the right to perform developmental work on the proprietary technology licensed to Merck and thereby form a second generation OsteoSystem. The Company has begun to research and develop a second generation OsteoSystem and has been involved in negotiations with other parties with respect to the development of a specialized X-ray device and the use of new technology for the second generation OsteoSystem. The Company intends to license any second generation OsteoSystem developed by it. The Company's right to license a second generation OsteoSystem is subject to a right of first refusal held by Merck, which requires the Company to notify Merck of (i) any second generation prototypes that are in the developmental stage and (ii) any completed second generation products and gives Merck the right to negotiate with the Company on an exclusive basis over a period of sixty days (A) the terms under which Merck would fund the development stage prototype or (B) the terms under which Merck would acquire an exclusive license to the completed second generation product.

          In connection with entering into the Merck License Agreement, the Company paid $100,000 and issued five year warrants for the purchase of 83,000 shares of the Company's Common Stock at an exercise price of $2.50 per share to Skeletal Assessment Services Co. ("SASCO") and forgave $30,000 of indebtedness owed to it by SASCO as a modification of payments due to SASCO for assets the Company purchased from SASCO in 1991 in connection with the development of the OsteoSystem. In addition, the Company agreed to pay SASCO, as additional consideration for such modification, eight percent (8%) of all royalties paid by Merck to the Company under the Merck License Agreement and extended by five years the term of warrants to purchase 64,000 shares of the Company's Common Stock at an exercise price of $2.50 issued to SASCO under the Company's original agreement with SASCO.

     INTERNATIONAL OSTEOSYSTEM SALES

          Product sales increased in 1995 as the result of the sale by the Company of OsteoSystem processing units to companies in Mexico, Switzerland and The Netherlands for an aggregate gross sales price of $284,000. The Company's rights under agreements with such companies have been assigned to Merck in connection with the Merck License Agreement. The Company will benefit from any additional foreign sales indirectly in the form of royalties that may be receivable from Merck pursuant to the Merck License Agreement. Any future international sales of OsteoSystem processing units would be made by Merck.

     OTHER OSTEOPOROSIS DETECTION AIDS

          The only present methods used to assist physicians in detecting osteoporosis are bone mineral density measurement and bone biopsy. Because of patient risk, pain and cost, the latter method is rarely used. Bone mineral density is measured by passing nuclear radiation or X-ray beams through bone and determining how much energy is absorbed by the bone. In classical techniques a carefully calibrated source enables determination of how much energy is absorbed by the bone before reaching the detector. The use of a calibrated source necessitates the purchase of costly special equipment for bone density measurement.

     TREATING OSTEOPOROSIS

          Osteoporosis treatment alternatives include estrogen replacement therapy, calcitonin, bisphosphonates, diet, calcium supplements, weight-bearing exercises. In addition, many new medication alternatives such as Merck's Fosamax[TM] are being offered as alternative treatments for osteoporosis.

          Pharmaceutical companies have estimated that only about 5% of patients requiring medical treatment for osteoporosis receive prescriptions today. They ascribe this low treatment level to a lack of knowledge about osteoporosis by the primary care physician and the patient, limited availability of convenient affordable tests for osteoporosis, limited amount of FDA approved medications and poor patient compliance when medication is prescribed. The OsteoGram(R) introduces a convenient affordable bone density test which may aid physicians in detecting osteoporosis.

          Current FDA approved medications for osteoporosis include the female hormone estrogen, in pill and patch forms, and the bone metabolism hormone, calcitonin, administered by injection or through a nasal spray. The estrogen pill market is dominated by Premarin (American Home Products) and also includes Estrace (Bristol Myers Squibb Company), Ogen (The Upjohn Company) and Ortho-EST (Johnson & Johnson). The estrogen transdermal patch is produced by Estaderm (CIBA-Geigy Limited Group). Approved calcitonin medications are Calcimar (Rhone Poulenc Rorer Pharmaceuticals, Inc.) and Miacalcin (Sandoz Pharmaceutical Corporation). Estrogen medication is also approved for problems associated with menopause, such as hot flashes.

     COMPETITION

          The OsteoGram(R) competes with specialized capital equipment used for bone density measurement such as single photon absorptiometry nuclear scanners (SPA), dual photon absorptiometry nuclear scanners (DPA), quantitative computed tomography scanners (QCT) and dual energy X-ray absorptiometry scanners (DXA). Of these techniques, only the OsteoGram(R) and SPA are currently approved for Medicare reimbursement. There are several manufacturers of bone density testing equipment. The most popular of these technologies is DXA, which is manufactured principally by Hologic, Inc., Lunar Corp., and Ostech, Inc.

          Management believes that the OsteoGram(R) has several competitive advantages over other existing bone density tests, including that the OsteoGram(R) is the only test for the measurement of bone density that can be administered using standard X-ray equipment. This factor alone makes the OsteoGram(R) available to large segments of the population who cannot, or will not, go to hospitals or radiology centers that have specialized capital equipment to measure bone density. The OsteoGram(R) also provides an easy "low cost" way for primary care physicians, who have many patients at risk for osteoporosis, to initiate the first steps for testing and treating the disease. The per test cost of the OsteoGram(R) is approximately one-third that of the DXA scanners, which also require capital investments of up to approximately $100,000 or a long-term leasing arrangement and unlike X-ray devices, have no function other than testing bone density.

          Many radiology centers (in hospitals and free standing) may consider their services to be in competition with the OsteoGram(R) because of their capital investment in expensive bone scanning equipment. However, management believes that because the OsteoGram(R) is more widely available as a result of the accessibility of standard X-ray devices and is relatively lower in cost, it should appeal to a larger market. In addition, some radiology centers offer the OsteoGram(R) as a complement to other bone density scanning tests.

          There is no assurance that other companies, some of which are better known and financed than the Company, will not develop tests similar to the OsteoGram(R) which also use X-ray devices or some other widely-available devices or equipment to test bone density. In fact, Merck has entered into licensing or collaborative arrangements with certain of the Company's competitors and has acquired an equity interest in at least one of the Company's competitors, although the systems of such competitors differ materially in cost or performance from the OsteoGram(R). Such arrangements could affect sales by Merck of the OsteoGram(R) as the Merck License Agreement does not provide for minimum royalties to the Company.

     ECG SERVICES

     GENERAL

          Through its ECG computer diagnostic services, the Company currently serves approximately 1,600 health care providers nationwide. The Company provides primary care physicians, clinics, institutions, small hospitals and industrial health care facilities with a line of fully-automated, solid-state microprocessor terminals, which access the Company's five host computers and custom software to provide medical users with on-line ECG's and computer interpretations, in less than three minutes. The Company's ECG terminal products are connected by phone to its ECG analysis computer center. Physicians, nurses or technicians can apply ECG electrodes on a patient at their office, transmit the ECG by phone to the Company, and receive a printed computer interpretation within three minutes. The principal ECG terminal models are the System 107 and System 307, both designed and manufactured by the Company. System 107 uses single-channel trace printout for low to moderate volume applications. System 307 adds a thermal graphics printer to generate an 8.5 x 11-inch unit record for high volume accounts. Both units are available for either rental or sale. System 307 offers a Pulmonary Function Analysis option for performing pulmonary tests as well as ECGs.

          The Company provides physicians with what it believes to be the most up-to-date electrocardiography interpretation software programs available. The software is customized and periodically updated by the Company, with the advice of its Cardiology Advisory Board. The Company has no formal agreements with the members of its Cardiology Advisory Board and such members are not contractually obligated to spend any time on the affairs of the Company.

          ECG analysis services are available to users by telephone 24 hours a day, seven days a week. The computer center located on site at the Company, which is staffed at all times, currently includes five on-line computers, with a sixth used for backup and off-line research and development. Arrangements have also been made with Sisters of Providence Medical Center of Seattle, Washington, to provide processing and to interpret ECG's for certain ECG accounts. Pursuant to its understanding with Sisters of Providence Medical Center, the medical center provides computerized ECG analysis to subscribers on a continuous 24 hours a day basis at a specified rate and emergency overread and routine overread services to subscribers at rates published by the Company. No formal agreement presently exists between the Company and Sisters of Providence Medical Center. In addition to basic ECG analysis, the Company offers its customers a range of optional services, including ECG overreads (reviews by a cardiologist), network transmission (to a local cardiologist with a special remote printer), Federal Aviation Administration ("FAA") transmission (for FAA examiners performing pilot physicals), and long-term storage of ECGs on laser optical disk.

          Upon the request of a physician, the Company provides the services of a cardiologist to assist the attending or examining physician in overreading the ECG interpretation for a fee, which is billed by the Company directly to the attending physician. The Company periodically retains cardiologists for advice regarding its ECG interpretation software programs and to perform overreads of certain ECG readings. Presently, two cardiologists perform ECG overreads for the Company. No formal consulting agreements exist between the Company and such cardiologists.

          The Company's current liability insurance policy does not cover losses due to misinterpreted overreads. Medical professional liability claims which may be brought against the Company for physician overreads could have a material adverse effect on the Company's business, financial condition or operating results. Since commencing ECG services, no medical professional liability claims have been made against either physicians who perform overreads for the Company or the Company.

          The Company offers physicians a full range of disposable cardiopulmonary supplies including electrodes, ECG recording paper, gel and patient cables.

     MARKETING

          The Company's sales efforts for its ECG products and services are aimed principally at primary care physicians, clinics, institutions, small hospitals and industrial health care facilities.

          The Company's revenues are generated mostly by the Company's direct sales efforts. Approximately 5% of the Company's revenues result from non-exclusive commissioned dealers who are independent contractors and receive commissions ranging from twenty to thirty-five percent of the sales generated by such persons. The Company markets products to the health care facilities of large national companies such as Ingersoll-Rand Corporation, Ethyl Corporation, General Motors Corporation, and other multi-installation users such as major governmental institutions and agencies, including prisons. The Company attends national and regional medical conventions to generate leads for its services, equipment and supplies.

          System 107 and System 307 are sold directly to the Company's clients at a cost of approximately $3,500 or $5,000, respectively, or leased on a fee-for-use basis to medical users. A user who leases commits to a minimum monthly payment of $100 or $200 for the System 107 and System 307, respectively, for a minimum period of one year. The Company does not require the payment of a security deposit upon leasing a System 107 and System 307. Maintenance of the leased ECG system is provided by the Company at no additional cost as part of the leasing arrangement. The charge for ECGs in excess of those included in the monthly fee varies with the volume of usage.

     COMPETITION

          The computer interpreted ECG business has attracted a number of domestic and foreign companies. A number of medical equipment manufacturers are presently offering ECG terminals and systems, some of which perform computer-assisted ECG analysis. Some of these competitors market their products primarily to hospitals, whereas the Company markets primarily to physicians' offices and government and industrial health care facilities. The Company estimates that its form of business, computerized ECG analyses via a service bureau, constitutes only 1.5% of the total number of ECGs taken each year in the United States. As of 1994, the Company had approximately 30% of this service bureau market. Its major competitor, Merx Diagnostics, Inc. has about 40% and a number of smaller companies share the balance of the market. The principal methods under which the Company competes are service, product and software performance and price.

     ASSEMBLY, REPAIR AND CUSTOMER SERVICE

          Assembly operations conducted by the Company are typical of the electronics industry and require no extraordinary methods, procedures or equipment. The Company's systems consist primarily of a number of electronic component parts assembled on Company-designed printed circuit boards, as well as printer and recorder components. The bare circuit boards, which are modified by the Company prior to use, are manufactured for the Company by different manufacturers, including Century Circuit Corp and Abaca Manufacturing Contractor. The Company has never experienced any problems with the quality of the bare circuit boards manufactured for it and the manufacturers have been able to maintain a readily available supply of bare circuit boards that meets the Company's demand for such product. The component parts, except for the finished circuit boards, sheet metal chassis and equipment cases are standard items. After assembly, the Company's systems undergo testing by personnel skilled in the electronics industry before the systems are sold or leased. The Company has developed several types of specialized tests to facilitate this process and does limited internal engineering for continuing support and new product development. All assembly operations are conducted at the Company's headquarters in the Los Angeles area. Quality control procedures used in testing the products have been approved by the FDA and are subject to yearly inspections by the FDA.

          The Company provides a one year warranty on its ECG systems. All of the equipment is repaired at the Company's facility. Loaner equipment is available under the Company's maintenance programs and leasing arrangements.

          The Company uses a "hot line" and a customer service staff to handle most customer equipment and training problems. Initial installation and set up is handled with videotape, and in some instances with visits by customer service sales or distributor personnel. The Company's customer support services are an important aspect of the ultimate successful installation and operation of its products, which are sold with a warranty covering both parts and labor.

     TELECOR

          In February 1995, the Company entered into an Assignment of Exclusive Marketing Rights Agreement with Jacob Meller, the holder of the exclusive marketing rights in the United States for TeleCor products pursuant to a Licensing Agreement (the "TeleCor Licensing Agreement") with Aerotel Ltd, a medical device and telecommunications company based in Holon, Israel ("Aerotel"). The TeleCor Licensing Agreement was be terminated as of January 1996 because the Company failed to meet certain minimum sales amounts in 1995. However, pursuant to an oral understanding between Aerotel and the Company, the Company has a non-exclusive right to use Aerotel software and to distribute Aerotel event recorders. No formal agreement exists between the Company and Aerotel. Furthermore, the Company's arrangement with Aerotel is terminable at any time by Aerotel, however, other event recorder devices may be purchased and other software may be licensed in lieu of Aerotel event recorders and software.

          TeleCor is a division of the Company which offers physicians transtelephonic cardiac event monitoring equipment and services for their patients. The Company provides physicians with a pocket-sized cardiac event recorder, which is a device that continuously monitors the physician's patients' heart rate and rhythms to detect arrhythmias and other cardiac abnormalities, and other supplies. The physician gives the patient the cardiac event recorder and instructs the patient to either wear the cardiac event recorder continuously over an extended period of time and call in for a reading in the event of a specified cardiac event or wear the cardiac event recorder for a shorter period of time after a cardiac event has occurred so that multiple cardiac readings can be taken and compared. The Company's technicians transtelephonically monitor signals received from the cardiac event recorder.

          The telemetry technicians who monitor the results of the event recorders have all attended two-year training programs in ECG monitoring. In the event of a cardiac abnormality, the patient's attending physician would consult with the Company's TeleCor Services Division physician, who may perform an overread. The attending physician would ultimately inform the patient of any abnormality.

          The Company's current liability insurance policy does not cover losses due to misinterpreted overreads. Medical professional liability claims which may be brought against the Company for physician overreads could have a material adverse effect on the Company's business, financial condition or operating results. Since the commencement of the TeleCor Division, no medical professional liability claims have been made against physicians who perform overreads for the Company or the Company.

          The Company has retained a cardiologist to provide TeleCor overreads. No formal consulting agreement exists between the Company and such cardiologist.

          TeleCor analysis services are available to users by telephone 24 hours a day, seven days a week. The computer center used for TeleCor analysis services is the same center used for ECG services. The computer center is staffed at all times, currently includes five on-line computers, with a sixth used for backup and off-line research and development. The Company provides physicians who subscribe to TeleCor, free of charge, a full range of disposable cardiopulmonary supplies, including electrodes, and other miscellaneous supplies.

     MARKETING

          The Company's sales efforts for TeleCor are aimed principally at home health agencies and primary care physicians.

          Marketing for TeleCor is handled exclusively by the Company. As with its ECG Services, the Company attends national and regional medical conventions to generate leads for its services, equipment and supplies.

          The Company sells and leases the cardiac event monitor and related equipment required to obtain TeleCor services. As part of the leasing arrangement, the Company provides the services of a board-certified cardiologist to assist the attending or examining physician in overreading the TeleCor interpretation.

     COMPETITION

          The TeleCor business, like the ECG services, has attracted a number of companies, domestic and foreign. The Company's major competitors in the field of cardiac event monitoring include Instromedix, Inc. and Raytel Medical Corp., which have approximately 75% of the market, with approximately 20 other companies having the remaining 25% of the market.

     DETOXAHOL[TM]

          In March 1994, the Company acquired the rights to a potential new pharmaceutical product called Detoxahol[TM] through the acquisition of MB Nutraceuticals, Inc. ("MB"). In June 1995, a patent application was filed on behalf of the Company covering the technology underlying Detoxahol[TM]. Detoxahol[TM] is a substance intended to facilitate the rapid lowering of blood alcohol of people who have been drinking alcohol. Detoxahol[TM] is currently under development at the University of Georgia, with the Company funding the research and development. Detoxahol[TM] is intended to augment the liver's natural function of removing alcohol from the blood by creating an "auxiliary liver function" in the small intestine. Its efficacy would depend on the amount of Detoxahol[TM] taken compared to the amount of alcohol consumed; since large doses of Detoxahol[TM] may be taken, alcohol detoxification would occur quickly.

          There is no assurance that the Company will continue to develop Detoxahol[TM] technology or that if any Detoxahol[TM] product is ultimately developed by the Company such product will be cleared by the appropriate regulatory agencies.

          Management expects that the initial market for Detoxahol[TM] would be for emergency rooms and ambulances. In addition, Detoxahol[TM] might be initially marketed to certain niche markets in the Far East, where there is presently a demand for over the counter beverages and tonics or herbal treatments which people consume to alleviate the symptoms such as "hangover" of the overindulgence of alcohol. The active enzyme ingredients of Detoxahol[TM] might be marketed as additives to those existing far east products. Management does not know of any other current method or existing drug or product that would rapidly remove alcohol from the blood. However, there is no assurance that other universities and/or pharmaceutical companies are not currently working on a similar drug or product. The Detoxahol[TM] compound is currently in the development phase. The Company is in the process of establishing certain achievement milestones for Detoxahol[TM] research for 1996. Depending upon whether such milestones are achieved, pre-clinical testing may begin in 1996.

          Before commencing marketing and sales efforts for Detoxahol[TM] or any Detoxahol[TM] product that is eventually developed by the Company, the Company must obtain FDA clearance of Detoxahol[TM]. The FDA and corresponding regulatory bodies in other countries require that the drug for which clearance is sought be shown to be safe and effective in adequately controlled clinical trials. Prior to initiation of clinical trials, extensive basic research and development information must be submitted to the FDA in an IND. If clearance is obtained to proceed to clinical trials based on the IND, Phases 1 through 3 clinical trials are performed. If Phases 1 through 3 are successfully completed, the data from these trials is collected into a NDA, which is filed with the FDA in an effort to obtain marketing clearance. The FDA reported industry average for intervals between filing of an IND and submission of an NDA is about five years and about two years between NDA filing and FDA clearance. If a drug is designated for fast track clearance the process can be shorter. Since pre-clinical testing of Detoxahol[TM] has not yet commenced, it is premature to estimate when the Company will file an IND with respect to Detoxahol[TM], assuming the Company decides to continue to develop Detoxahol[TM].

          Pursuant to a Research Agreement with the University of Georgia, through December 31, 1995, the Company has funded $260,000 for the research and development of Detoxahol[TM], which includes expenses associated with the filing of a patent application for Detoxahol[TM]. The Company has agreed to fund up to an additional $740,000 over the next year of which $250,000 will be released only for FDA preclinical testing if the results of the research are satisfactory to the Company and the University. Upon material breach or default of the Research Agreement by the Company, the University of Georgia has the right upon notice to terminate the Research Agreement and all of the rights and privileges of the Company thereunder, including the Company's licensing rights, unless the Company cures the breach within a specified period. Pursuant to the terms of the Research Agreement, the University of Georgia retains all right and title to any Detoxahol[TM] product developed by it, subject to the terms and conditions of an Exclusive License Agreement, dated as of January 3, 1994 (the "Detoxahol License Agreement"), between the parties. Pursuant to the Detoxahol License Agreement, the Company has received an exclusive, perpetual, worldwide license to use, make and sell any Detoxahol[TM] products developed by the University of Georgia and the University of Georgia is entitled to royalty payments based on the annual net sales resulting from each sale of a licensed Detoxahol[TM] product of 5% of the first $1 million, 4% of the second $1 million, 3% of the third $1 million and 2% of all additional net sales up to an aggregate royalty amount of $ 1 million. Thereafter, the Company must pay the University of Georgia 2% of all net sales. In addition to the royalties payable under the Detoxahol License Agreement, the Company must also bear all expenses incidental to the filing and upkeep of a Detoxahol[TM] patent.

     INDUSTRIAL PROPERTY IRSCO DEVELOPMENT COMPANY, INC.

          In August 1994, the Company acquired Irsco, whose principal asset is the Irsco Property, in exchange for 52,333 shares of the Company's $3.50 Series B Convertible Preferred Stock (the "Series B Preferred Stock"). As a result of the Reverse Stock Split, each share of Series B Preferred Stock is convertible into ten shares of the Company's Common Stock.

            In November 1995 notices of default were received by Irsco in connection with defaults by Irsco on certain deeds of trust secured by the Irsco Property. In addition, Irsco has received notice that the holders of the aforementioned deeds of trust have begun to collect rents pursuant to provisions contained in the deeds of trust which are triggered in the event of a default. The Board of Directors of Irsco has determined that it is in the best interests of Irsco to allow the Irsco Property to be sold in any foreclosure proceedings instituted by the holders of the deeds of trust. The holders of the deeds of trust do not have any recourse beyond the Irsco Property. At the end of fiscal year 1995, based on impairment indicators, the Company recorded a write-down on the Irsco Property of $1.5 million to reduce the carrying value of such property to net realizable value. The Company may have to record additional write-downs in connection with the foreclosure and sale of the Irsco Property.

     GOVERNMENT REGULATION

          The Health Care Finance Administration approves diagnostic tests for reimbursement by Medicare. The OsteoGram(R) and the Company's ECG and TeleCor Services have been approved for reimbursement by Medicare. Government regulations may change at any time and Medicare reimbursement for the OsteoGram(R) or the Company's ECG or TeleCor services may be withdrawn or reduced. Furthermore, other forms of testing for bone mineral density as an indicator of osteoporosis and/or services similar to the Company's TeleCor and ECG Services may be approved for reimbursement and may reduce the market share or profit margins for such services.

          Congress and President Clinton are presently at an impasse over Congress' proposed long-term budget bill. President Clinton has vetoed the measure on the grounds that, among other things, benefits like Medicare and Medicaid would be limited. If the provisions in the bill which seek to limit Medicare remain in the bill when and if it becomes law, then such legislation would likely limit the total number of Medicare recipients and thereby the ability of physicians to recover costs of Osteogram(R) tests or ECG and TeleCor services. The Company cannot predict the outcome of this debate or the ultimate effect that it may have, if any, on the reimbursement by Medicare of the OsteoGram(R) tests or the Company's ECG or TeleCor services.

          The FDA registers medical devices used for diagnostic testing and pharmaceutical products for safety and efficacy. Although the Company and Merck have recently provided additional information in support of their position to the FDA with respect to the Warning Letter and management expects that the Company and Merck will be able to resolve the FDA's concerns, there is no assurance that there will not be future FDA concerns having an adverse effect on license revenues that the Company would receive from Merck on Osteogram(R) sales.

            The Company has no present plans for the development of specific Detoxahol[TM] products. The core technology behind Detoxahol[TM] must be further developed, however, before the specifics of any Detoxahol[TM] product can be more concretely defined. Prior to marketing, any Detoxahol[TM] products that are eventually developed, the Company must undergo an extensive regulatory clearance process conducted by the FDA and comparable agencies in other countries. This process, which generally includes a review of preclinical and clinical testing and confirmation by the FDA that Good Laboratory Practices established by the FDA and Good Clinical Practices were maintained during testing, can take many years and require the expenditure of substantial resources. The Company is dependent on the laboratory and medical institutions that will conduct its preclinical and clinical testing to maintain both Good Laboratory Practices and Good Clinical Practices. Data obtained from preclinical and clinical testing are subject to varying interpretations that can result in delays in the regulatory clearance process or limitations on, or even prevention of, regulatory clearance. In addition, delays or rejections may be encountered as a result of changes in regulatory review policies during the period of development and regulatory review of an IND. Each potential Detoxahol[TM] product that is produced by the Company must go through separate clinical trials. The clearance of any particular potential Detoxahol[TM] product by the FDA will not necessarily facilitate the clearance of other potential Detoxahol[TM] products.

          There can be no assurance that regulatory clearance will be obtained for any potential Detoxahol[TM] products ultimately developed by the Company. In the pharmaceutical industry, only a small percentage of the new products for which INDs are submitted to the FDA to commence human testing ultimately are cleared for marketing. Moreover, regulatory clearance may be conditioned upon the imposition of restrictions on the indicated uses for which a product may be marketed. Any significant delays in obtaining regulatory clearances or limitations imposed on indicated uses could result in the Company incurring substantial additional expenditures or in diminishing any competitive advantage that the Company's products might otherwise enjoy.

          Even if regulatory marketing clearance is obtained, a marketed product and its manufacturer are subject to continual review. Subsequent discovery of previously unknown problems with a product or its manufacture may result in restrictions on such product or manufacture, including withdrawal of such products from the market. Every manufacturing or labeling change made by the Company to any product cleared for marketing also would be subject to regulatory review.

     PATENTS AND PROPRIETARY RIGHTS

          The Company does not have any patents for the OsteoGram(R) as it was determined that it would be to the Company's competitive advantage to maintain such information proprietary by keeping it as a trade secret. The Company does have proprietary rights to the algorithms and software which have been developed and refined over a 10 year period. Such proprietary rights are licensed to Merck under the Merck License Agreement. The OsteoGram(R) trade mark, which is also licensed to Merck, is a registered trade mark.

          The Company believes that others may attempt to develop X-ray scanning and computer analysis systems similar to the OsteoGram(R). This will take time and money for development, clinical studies and government clearance. Meanwhile the Company expects to develop, patent and/or copyright a second generation OsteoSystem. The second generation OsteoSystem would incorporate new technology both in software and hardware including possible in-licensing of existing relevant patents. The Company's right to license a second generation OsteoSystem is subject to a right of first refusal held by Merck, which requires the Company to notify Merck of (i) any second generation prototypes that are in the developmental stage and (ii) any completed second generation products and gives Merck the right to negotiate with the Company on an exclusive basis over a period of sixty days (A) the terms under which Merck would fund the development stage prototype or (B) the terms under which Merck shall acquire an exclusive license to the completed second generation product.

          In June 1995, a patent application was filed on behalf of the Company covering the technology underlying Detoxahol[TM]. There can be no assurance that such patent application will be approved, that the Company can develop or acquire Detoxahol[TM] products or methods of use that are patentable, or even if patents are issued that they will afford the Company's potential Detoxahol[TM] products any competitive advantage or will not be challenged by third parties, or that patents issued to others will not adversely affect the development or commercialization of the Company's products. In the event that a patent for Detoxahol[TM] is not granted, the proprietary information relating to Detoxahol[TM] could be protected to a certain extent by putting procedures into effect which are designed to maintain the key enzymes, delivery systems and manufacturing process of Detoxahol[TM] as a trade secret. In addition, to the extent that the Company develops uses of Detoxahol[TM] in combination with other products, if such products are covered by third-party patents, the Company could be required to obtain licenses from the owners of such patents in order to market such combination products. In the event that the Company does have to obtain such licenses, the overall profitability of any Detoxahol[TM] product that is eventually developed by the Company would be diminished by the cost of obtaining such licenses and any royalties payable by the Company in connection therewith.

     RESEARCH AND DEVELOPMENT

          The Company funded research and development of Detoxahol[TM], the OsteoSystem and ECG Services in the aggregate amount of $250,000 in fiscal 1995 and $551,000 in fiscal 1994 with approximately 65%, 20% and 15% of such amounts, respectively, attributable to research and development in connection with each of the aforementioned services. None of such amount is attributable to research and development of TeleCor. Amounts to be funded on research and development in 1996 will vary depending upon the amount of working capital available to the Company in 1996.

     EMPLOYEES

          At February 1, 1996, the Company had 21 full-time and 6 part-time employees. None of the Company's employees is represented by a labor union and the Company has experienced no work stoppages. The Company considers its relations with its employees to be good. The Company also retains consultants from time to time when necessary.

     DESCRIPTION OF PROPERTY

          The Company's only facilities are located in 18,000 square feet in a modern office building located at 1230 Rosecrans Avenue, Manhattan Beach, California 90266. This facility is leased through August 1996 at a monthly rental of $25,693, plus a cost-of-living adjustment. The Company intends to renew the lease at the expiration of its term. This is a full service lease including utilities, maintenance and taxes on the property, janitorial and security service. The Company has allowed its month to month lease of the 1,200 square foot facility in Yellow Springs, Ohio to expire by its terms. Management has determined that it no longer requires such facility, which was used for OsteoGram(R) processing, because Merck became responsible for OsteoGram(R) processing as a result of the Merck License Agreement. The Company believes that the Manhattan Beach facility is sufficient for its existing activities and potential growth, and that such facility is well maintained and in good condition.

     LEGAL PROCEEDINGS

          From October 18 through November 3, 1995, several class action complaints and one derivative complaint were filed in the United States District Court for the Central District of California against the Company. The Complaints were filed by the named plaintiffs on behalf of persons who purchased the Common Stock during various time periods spanning from June 27, 1995 through October 20, 1995 with the exception of the derivative complaint which is brought derivatively on behalf of the Company.

          The Complaints allege violations of federal securities laws by the Company and certain of its officers and directors. The claims made in the Complaints are alleged to arise under Sections 10, 20 and 20A of the Exchange Act. The Complaints generally relate to the nature and the extent of the disclosure of certain caps on the royalties receivable by the Company under the terms of its License Agreement with Merck.

          The Complaints seek unspecified class compensatory damages together with prejudgment interest at the maximum rate allowable by law, costs and expenses including reasonable attorneys' fees and other disbursements. The Company cannot predict what effect a certified judgement in favor of the class would have on its financial condition.

          The Complaints are in the process of being consolidated for pre-trial purposes before a single federal judge. It is anticipated that consolidated and amended class action and derivative complaints will be filed and that the Company will then respond to those complaints. At the present time, discovery is proceeding and the Company is defending itself against the allegations.

          In July 1994, an alleged former associate of the principals of MB, a company acquired by the Company in March 1994, filed an action against the Company, its officers and directors and the former principals of MB. The action was filed in the Los Angeles County Superior Court, seeking unspecified damages and injunctive relief based on numerous alleged causes of action, including intentional interference with contract, intentional interference with prospective economic advantages, and aiding and abetting breach of fiduciary duties.

          The Company denies the allegations and contends that the lawsuit has no merit. In accordance with its acquisition agreement with MB (the "MB Acquisition Agreement"), the Company has demanded indemnification for any costs, expenses or awards relating to this matter. The Company has also notified its insurance carrier in regard to indemnification. The former principals of MB have settled the claims against them. Under the terms of such settlement, the former principals of MB must give the plaintiff 120,000 shares of Common Stock of the Company which they obtained in March,
     1994 when the Company acquired MB.   The Company is presently engaged in
     settlement negotiations with the plaintiff. The Company is unable to determine the ultimate outcome of such negotiations.

          The Company's right to indemnification and the scope of such indemnification pursuant to the MB Acquisition Agreement are in dispute. The principals of MB, Howard Mark, M.D. and Mark C. Branigan have asserted that no indemnification obligation exists without explaining the basis for that assertion. The Company has asserted that the indemnification obligation is clear and has been insisting that the indemnification obligation be fulfilled.

          See "BUSINESS - INDUSTRIAL PROPERTY - IRSCO DEVELOPMENT COMPANY, INC." for a discussion of certain notices of default received by Irsco and foreclosure proceedings relating to the Irsco Property.


                                   USE OF PROCEEDS

          Assuming all outstanding Warrants and Representative's Warrants are exercised, the Company will receive net proceeds of approximately $3,260,000 after expenses of the offering less proceeds of $573,000, which have already been received as a result of the exercise of Warrants to purchase 152,810 shares of Common Stock. The proceeds, if any, to be received by the Company from the exercise of the Warrants will be used for research and development activities, marketing and sales and general working capital purposes.


                              DESCRIPTION OF SECURITIES

     COMMON STOCK

          The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value, of which 8,408,166 shares were issued and outstanding as of February 1, 1996.

          The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of Common Stock voted for the election of directors can elect all of the directors.

          The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. No dividends have ever been declared by the Board of Directors on the Common Stock. All of the outstanding shares of Common Stock are, and all shares sold hereunder will be, when issued upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

     PREFERRED STOCK

          The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $.10 par value, of which 8,400 shares of $3.50 Class A Cumulative Convertible Preferred Stock and 52,333 shares of $3.50 Class B Cumulative Convertible Preferred Stock were issued and outstanding as of February 1, 1996.

          The Board of Directors has authority to issue the authorized Preferred Stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

     CLASS A PREFERRED STOCK

          The holders of Class A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, dividends at an annual rate of $.35 per share, payable quarterly. Dividends are cumulative from the date of issuance. The Board of Directors of the Company has declared and the Company has paid quarterly dividends at an annual rate of $.35. No such dividends which were declared remain due and unpaid. As a result of the Reverse Stock Split, every two shares of the Class A Preferred Stock are convertible, subject to adjustment, into one share of Common Stock. In the event of any liquidation, the holders of the Class A Preferred Stock are entitled to receive $2.00 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class A Preferred Stock. The Class A Preferred Stock may be redeemed by the Company, upon 30-days' written notice, at a redemption price of $3.85 per share. Class A Preferred Stock stockholders have the right to convert their shares into Common Stock during such 30-day period.

          Shares of Class A Preferred Stock have one vote each. Shares of Class A Preferred Stock vote along with shares of Common Stock and shares of Class B Preferred Stock as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class A Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class A Preferred Stock, (ii) authorize any reclassification of the Class A Preferred Stock, (iii) increase the authorized number of shares of Class A Preferred Stock or (iv) create any class or series of shares ranking prior to the Class A Preferred Stock as to dividends or upon liquidation.

     CLASS B PREFERRED STOCK

          The Series B Preferred Stock ranks pari passu with the Series A Preferred Stock. The holders of Class B Preferred Stock are entitled to receive dividends only, when and as declared by the Board of Directors of the Company. No dividends have ever been declared by the Board of Directors on the Series B Preferred Stock. Each share of Class B Preferred Stock is convertible, subject to adjustment, into ten shares of Common Stock, giving effect to the Reverse Stock Split. In the event of any liquidation, the holders of the Class B Preferred Stock are entitled to receive $3.50 in cash per share plus accumulated and unpaid dividends out of assets available for distribution to stockholders, prior to any distribution to holders of Common Stock or any other stock ranking junior to the Class B Preferred Stock. Each share of Class B Preferred Stock may be redeemed by the Company, upon 30-days' written notice, at a redemption price of $3.85 per share. Class B Preferred Stock stockholders have the right to convert their shares into Common Stock during such 30-day period.

          Shares of Class B Preferred Stock have one vote each. Shares of Class B Preferred Stock vote along with shares of Common Stock and shares of Class A Preferred Stock as a single class on all matters presented to the stockholders for action except as follows: Without the affirmative vote of the holder of a majority of the Class B Preferred Stock then outstanding, voting as a separate class, the Company may not (i) amend, alter or repeal any of the preferences or rights of the Class B Preferred Stock, (ii) authorize any reclassification of the Class B Preferred Stock, (iii) increase the authorized number of shares of Class B Preferred Stock or (iv) create any class or series of shares ranking prior to the Class B Preferred Stock as to dividends or upon liquidation.

     WARRANTS

          The 8,000,000 Warrants were issued in August 1992 subject to the terms and conditions of a Warrant Agreement between the Company and U.S. Stock Transfer Corporation, Glendale, California, as Warrant Agent. 1,528,100 of the Warrants have been exercised. As of February 1, 1996 there were 6,471,900 Warrants issued and outstanding. The following description of the Warrants is not complete and is qualified in all respects by the Warrant Agreement which was previously filed with the SEC. As a result of the Reverse Stock Split, a Warrantholder must exercise ten Warrants in order to purchase one share of Common Stock of the Company at an aggregate exercise price of $3.75, subject to adjustment for stock splits, reverse stock splits and similar events. The Warrants are exercisable through August 2, 1997. The Company is not required to issue fractional shares upon the exercise of the Warrants. If any fraction (calculated to the nearest one-hundredth) of a share of Common Stock would be issuable on the exercise of any Warrant, the Company, at its option, may either purchase such fraction for an amount in cash equal to the fair market value of such fraction on the trading day immediately preceding the day upon which such Warrant was surrendered for exercise or issue the required fractional share. The Warrants are presently redeemable by the Company upon 30 days prior written notice at a redemption price of $.05 per Warrant.

          The Warrants contain anti-dilution provisions upon the occurrence of certain events such as stock dividends or splits, mergers or acquisitions. In the event of liquidation, dissolution or winding up of the Company, Warrantholders will not be entitled to receive any assets of the Company available for distribution to the holders of Common Stock. Holders of the Warrants do not have any of the rights of a stockholder, and no dividends will be declared on the Warrants.

          The Warrants may be exercised on surrender of the applicable Warrant certificate on or prior to the expiration of the Warrant exercise period, accompanied by payment in full of the exercise price for the number of Warrants being exercised.

          The Company has agreed to use its best efforts to maintain the effectiveness of a registration statement under the Securities Act for the Common Stock underlying the Warrants and to take such other actions under the laws of various states as may be required to cause the lawful sale of securities upon the exercise of Warrants. However, the Company will not be required to honor the exercise of Warrants if, in the opinion of the Board of Directors, upon advice of counsel, the sale of securities upon such exercise would be unlawful.

     REPRESENTATIVE'S WARRANTS

          In connection with the August 1992 offering, the Company granted 800,000 Representative's Warrants to the Representative or its designees. As a result of the Reverse Stock Split, the Representative must exercise ten Representative's Warrants at an aggregate exercise price of $3.00 in order to obtain a unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $3.75. The Representative's Warrants are currently exercisable and expire on August 2, 1997. The exercise price of the Representative's Warrants is subject to adjustment pursuant to customary anti-dilution provisions. The warrants issuable upon exercise of the Representative's Warrants are identical to the Warrants.


                                 PLAN OF DISTRIBUTION

          No underwriter is being utilized in connection with this offering or with the exercise of the Warrants. The shares of Common Stock issuable upon exercise of the Warrants are being offered directly by the Company pursuant to the terms of the Warrants.

          The Company is registering the shares of Common Stock issuable upon exercise of the Warrants and the Representative's Warrants and not the resale thereof by the holders of the shares of Common Stock after such exercise. It is anticipated that the sale of the Common Stock issuable upon the exercise of the Warrants or the Representative's Warrants, when made, may be effected through customary brokerage channels or in privately negotiated transactions.

          The Company has agreed to pay broker-dealers who are members of the NASD a solicitation fee of 5% of the aggregate exercise price of each Warrant in those states where commissions are allowed. In order to facilitate the exercise of the Warrants the Company will furnish, at its expense, such number of copies of this Prospectus to each recordholder of the Warrants as the holder may request together with instructions that such copies be delivered to the beneficial owners thereof.


                                    LEGAL MATTERS

          Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Reid & Priest LLP, 40 West 57th Street, New York, New York 10019.


                                       EXPERTS

          The consolidated financial statements of the Company and its subsidiaries appearing in the Company's Annual Report on Form 10-KSB for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     ===================================     ===================================
                                                960,000 Shares of Common Stock
          No person is authorized in
     connection with any offering made
     hereby to give any information or
     to make any representation not
     contained in this Prospectus, and,
     if given or made, such information
     or representation must not be
     relied upon as having been
     authorized by the Company or any
     underwriter.  This Prospectus does                 COMPUMED, INC.
     not constitute an offer to sell or
     a solicitation of an offer to buy
     any security other than the shares
     of Common Stock offered hereby, nor
     does it constitute an offer to sell
     or a solicitation of any offer to
     buy any of the securities offered
     hereby to any person in any
     jurisdiction in which it is
     unlawful to make such an offer or
     solicitation.  Neither the delivery
     of this Prospectus nor any sale
     made hereunder shall under any
     circumstances create an implication
     that there has been no change in                 -------------------
     the affairs of the Company since                 P R O S P E C T U S
     the date hereof.                                 -------------------




              TABLE OF CONTENTS
              -----------------

                                    Page
                                    ----

     Available Information . . . . .   2

     Incorporation of Certain                          February 13, 1996
       Documents by Reference  . . .   2

     The Company . . . . . . . . . .   3

     Prospectus Summary  . . . . . .   3

     Risk Factors  . . . . . . . . .   4

     Business  . . . . . . . . . . .   9

     Use of Proceeds . . . . . . . .  19

     Description of Securities . . .  20

     Plan of Distribution  . . . . .  22

     Legal Matters . . . . . . . . .  22

     Experts . . . . . . . . . . . .  22





     ===================================     ===================================